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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

                 Filed pursuant to section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                             or 15d-17 thereunder

                         SUNGARD(R) DATA SYSTEMS INC.
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                 (Exact name of issuer as specified in charter)

                 1285 DRUMMERS LANE, WAYNE, PENNSYLVANIA 19087
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                    (Address of principal executive offices)

        Issuers's telephone number, including area code  (610) 341-8700
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                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

  1. TITLE OF SECURITY:  Common Stock, par value $.01 per share
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  2. NUMBER OF SHARES OUTSTANDING BEFORE THE CHANGE:  38,303,636 (excludes
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     treasury shares)
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  3. NUMBER OF SHARES OUTSTANDING AFTER THE CHANGE:  40,293,636
                                                     ---------------------

  4. EFFECTIVE DATE OF CHANGE:  October 31, 1995
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  5. METHOD OF CHANGE:

     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse stock split, acquisition of stock for treasury, etc.): Acquisition by Merger
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     Give brief description of transaction:  1,990,000 shares of Common
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     Stock, par value $.01 per share, of the issuer were issued to the
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     former shareholders of MACESS Corporation upon the merger of a
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     subsidiary of the issuer into MACESS Corporation.
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                         II.  CHANGE IN NAME OF ISSUER

  1. NAME PRIOR TO CHANGE:  Not applicable.
                            ----------------------------------------------

  2. NAME AFTER CHANGE:  Not applicable.
                         -------------------------------------------------

  3. EFFECTIVE DATE OF CHARTER AMENDMENT CHANGING NAME:  Not applicable.
                                                         -----------------

  4. DATE OF SHAREHOLDER APPROVAL OF CHANGE, IF REQUIRED:  Not applicable.
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                           SunGard Data Systems Inc.

Date:  November 9, 1995    By:   s/ Lawrence A. Gross
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                                    Lawrence A. Gross